

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Bradley S. Jacobs
Chairman and Chief Executive Officer
XPO Logistics, Inc.
Five American Lane
Greenwich, CT 06831

>   **Re: XPO Logistics, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2019**
>   **Filed February 10, 2020**
>   **File No. 001-32172**

Dear Mr. Jacobs:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation